Exhibit 99.1
Notice of Annual General Shareholders’ Meeting
Notice is hereby given that the Annual General Meeting (the “Meeting”) of Shareholders of WiderThan Co., Ltd. (“the Company”) will be held at the offices of the Company, Grand Conference Room, 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea at 10 AM (local time), on Thursday, March 30, 2006.
The following Agenda Items will be addressed at the Meeting:
Agenda Item 1 will be reported on at the Meeting (no voting is required). Agenda Items 2, 3, 4 and 5 will be proposed to be approved as Ordinary Resolutions and Agenda Items 6 and 7 will be proposed to be approved as Special Resolutions.
1.	To receive the Business Performance Report, Audit Committee’s Report and External Auditor’s Report for the year ended December 31, 2005;

2.	To receive and approve the Company’s Balance Sheet, Statement of Income and Statement of Appropriations of Retained Earnings for the year ended December 31, 2005, stated in Korean GAAP;

3.	To receive and approve the Ceiling Amount of the Remuneration of Directors:
“The Proposed Aggregate Ceiling Amount of the Remuneration of all Directors during 2006 is KRW 2 billion.”
4.	To re-elect the following directors of the Board:
     (1) Mr. Sang Jun Park has served on the Board of the Company more than five years and, in accordance with the Board’s recommendation, offers himself for re-election as a Director of the Company.
     (2) Mr. Jin Woo So has served on the Board of the Company more than five years and, in accordance with the Board’s recommendation, offers himself for re-election as a Director of the Company.
     * These two directors’ Biographical details, the skills and the experience are set forth in Appendix C to this Notice of Meeting.

5.	As a special business, to consider and, if thought fit, pass the following as an ordinary resolution;
“That the Regulations of Management Retirement Allowance Plan be amended in the manner outlined in Appendix A to this Notice of Meeting.”
6.	As a special business, to consider and, if thought fit, pass the following as a special resolution;
“That an Amended and Restated Articles of Incorporation of the Company be adopted reflecting the amendments to the Articles of Incorporation outlined in Appendix B to this Notice of Meeting.”
7.	As a special business, to consider and, if thought fit, pass the following as a special resolution;
“That the Company be authorized to grant options to purchase up to 458,587 shares of the Company’s common shares having a strike price equal to the “market price” (as determined by applicable Korean laws) of one common share to certain members of the Board of Directors and employees of the Company who will be able to contribute or have been contributing to the promotion of the business, management performance, and technical innovation of the Company.
The Board of Directors of the Company recommends that shareholders vote “for” each of the proposed Agenda Items set forth above.
By Order of the Board of Directors
Sang Jun Park
Representative Director
March 8, 2006

Notes
1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of him. A proxy need not also be a shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a shareholder from attending and voting in person.
2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or notarially certified copy of that power or authority shall be deposited at the principal place of business of the Company at 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea not less than 48 hours before the time appointed for holding of the Meeting.
3. Each year for a period of 60 days from the day immediately following the last day of a fiscal year, any entry in the Shareholders’ Register of any alteration in the shareholder’s name, registration or de-registration of pledges, or recordation or de-recordation of trust shares are suspended according to the Article 15(1) of the Article of Incorporation of the Company. The shareholders who are recorded as shareholders in the Shareholders’ Register as of the last day of each fiscal year are allowed to exercise their rights pertaining to the shares at the Annual General Shareholder’s Meeting for such fiscal year according to the Article 15(2) of the Article of Incorporation of the Company.
4. A copy of the Company’s Balance Sheet, Statement of Income and Statement of Appropriations of Retained Earnings for the year ended December 31, 2005, stated in Korean GAAP, will be available for inspection by shareholders prior to the Meeting at the offices of the Company, 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709.
5. Ordinary Resolutions require the affirmative vote of at least 1/4 of the total issued and outstanding shares and at least 1/2 of the voting rights of the shareholders present at the Meeting. Special Resolutions require the affirmative vote of at least of 1/3 of the total issued and outstanding shares and at least 2/3 of the voting rights of the shareholders present at the Meeting.

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